[LETTERHEAD OF NANO SUPERLATTICE TECHNOLOGY INC.]


June 26, 2006

Thomas Flinn
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE: SEC Comment Letter
         Nano Superlattice Technology, Inc.
         Form 8-K
         Filed February 15,2006
         File No. 0-50177

Dear Sir:

In connection with responding to your comment on our Form 8-K filed February 15, 2006, we have requested our new accountants- Simon & Edward, LLP to explain to you in detail their plan on performing the audit of the international operations of Nano Superlattice Technology, Inc. for the year ended December 31, 2005 as attached.

We noted that the comment letter was dated February 16, 2006. However we did not receive the letter until now We apologize for any inconvenience that may have caused you,

We acknowledge that our company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/ Alice Hwang
-------------------------------------
Chief Executive Officer and President
Nano Superlattice Technology, Inc.

June 13, 2006

Ms. Alice Hwang
Chief Executive Officer and President
Nano Superlattice Technololgy, Inc.
666 Jhensing Rd.
Guishan Township, Taoyuan County 333
Taiwan, R.O.C.

     RE: SEC Comment Letter
         Nano Superlattice Technology, Inc.
         Form 8-K
         Filed February 15, 2006
         File No. 0-50177

Dear Ms. Hwang:

This letter is furnished to you in response to Securities and Exchange Commission's comment in connection with our plan on performing the audit of the international operations of Nano Superlattice Technology, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2005.

Simon & Edward, LLP served as the principal auditor and expressed an opinion on the financial statements taken as a whole. We retained Evershine CPAs Firm ("Evershine") to assist in the audit of the Company's operation in Taiwan. Evershine is a Taiwanese public accounting firm which also registered with the PCAOB.

Evershine performed the work under our guidance and control. We made the following inquiries and measurements to satisfy ourselves as to the independence and professional reputation of Evershine and the audit performed by them:

1. Inquired as to the professional reputation and standing of Evershine to the following:

     * Predecessor auditors: Evershine was retained by the predecessor auditor to assist in the audit of the Company's operation in Taiwan.
     *    The Taiwanese Institute of Certified Public Accountants.

2. Obtained a representation from Evershine that he is independent under the requirements of the American Institute of Certified Public Accountants and the requirements of the Securities and Exchange Commission.

3. Ascertained through communication with Evershine:

     * That he is aware that the financial statements of the component which he is to audit are to be included in the financial statements on which we will report and that Evershine's report thereon will be relied upon by the principal auditor.
     * That he is familiar with accounting principles generally accepted in the United States of America and with the generally accepted auditing standards promulgated by the American Institute of Certified Public Accountants and will conduct his or her audit in accordance therewith.
     * That he has knowledge of the relevant financial reporting requirements for statements and schedules to be filed with regulatory agencies such as the Securities and Exchange Commission.
     *    That a  review  will be  made  of  matters  affecting  elimination  of intercompany transactions and accounts and the uniformity of accounting practices among the components included in the financial statements.

4. Review of Evershine's work:

     * Visited Evershine and discussed the audit procedures followed and results thereof.
     *    Reviewed the audit programs of Evershine.
     * Reviewed the working papers of Evershine, including the understanding of internal control and the assessment of control risk.

                                     ******

If you have any further questions on these matters, please do not hesitate to contact us.

Very truly yours,


/s/ Simon & Edward, LLP
-----------------------------